

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2022

Jeffrey Crystal
Chief Financial Officer
Intertape Polymer Group Inc.
9999 Cavendish Blvd.
Suite 200
Ville St. Laurent , Quebec , Canada H4M 2X5

>   **Re: Intertape Polymer Group Inc.**
>   **Form 20-F for the Year Ended December 31, 2020**
>   **Filed March 26, 2021**
>   **File No. 001-10928**

Dear Mr. Crystal:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Manufacturing